DARIN SMITH Lead Director and Associate General Counsel (319) 573-2676 darin.smith@equitable.com

February 16, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statements

Equitable Financial Life Insurance Company of America (the “Registrant”)

Equitable America Variable Account 70A of Equitable Financial Life Insurance Co of America (the “Separate Account”)

Initial Registration Statement and Pre-Effective Amendment No. 1 on Form N-4 (File Nos. 333-248908; 811-23609) (the “Registration Statement”)

Commissioners:

On September 18, 2020 the Initial Registration Statement and on December 16, 2020 the Pre-Effective Amendment No. 1 Registration Statement were filed. The Registration Statement was declared effective on December 18, 2020. The purpose for the Registration Statement was to register a new product offered by the Registrant. However, it has been determined that this product will not be offered and no sales have been made, therefore we are hereby requesting withdrawal of the previously accepted Registration Statement under Form Type RW and pursuant to Rule 477.

The Registrant and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as is practicable.

Please contact the undersigned at (319) 573-2676 if you have any questions or comments.

Very truly yours,

/s/ Darin Smith
Darin Smith

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104